GROUP PLC

03 NOV 20 AM 7:21

82-4997

JRG/AM/2756
13 November 2003

[redacted]

03037566

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of documents lodged with the UKLA, notification of directors interests, notification of major interest in shares, offer updates, and to lettings.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

Yours sincerely

J R Garwood
Group Company Secretary

dlw 11/20

Canary Wharf Group plc
One Canada Square Canary Wharf London E14 5AB Tel: +44 (020) 7418 2000 Fax: +44 (020) 7418 2222
Registered in England and Wales No. 4191122

Canary Wharf Group - 2003 Report & Accounts

RNS Number:6850Q
Canary Wharf Group PLC
08 October 2003

Doc. Re. Report and Financial Statements for the year ended 30 June 2003

Canary Wharf Group plc

Documents lodged with the UK Listing Authority

Pursuant to paragraphs 9.31 and 9.32 of the Listing Rules, Canary Wharf Group plc confirms that two copies of the following documents have been submitted to the UK Listing Authority:

a. the Canary Wharf Group plc Report and Financial Statements for the year ended 30 June 2003;
b. the Canary Wharf Group plc Notice of Annual General Meeting; and
c. the Canary Wharf Group plc Annual General Meeting Proxy Card.

The documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: (020) 7676 1000

Dated: 8 October 2003

Contact for queries:

Anna Marie Holland Tel No: 020 7537 5396

Company official making Announcement:

John Garwood, Group Company Secretary, Canary Wharf Group plc

END

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RNS Number:5785R
Canary Wharf Group PLC
03 November 2003

For immediate release

3rd November 2003

CANARY WHARF GROUP PLC

OFFER UPDATE

Further to its announcement of 6th June 2003 the Independent Committee of Canary Wharf Group plc ("Canary Wharf") set a deadline of 29th October 2003 for the receipt of offer proposals. Having considered both the level and nature of the two proposals received, the Independent Committee of Canary Wharf announces that it is working exclusively with the consortium led by Morgan Stanley Real Estate Fund IV International limited partnerships, a series of real estate private equity opportunity funds sponsored by Morgan Stanley ("MSREF"), and Simon Glick (together, the "Consortium"), with a view to announcing the full terms and conditions of a recommended offer on the basis set out below for the issued and to be issued share capital of Canary Wharf.

Under the terms of the conditional proposal made by the Consortium, each Canary Wharf shareholder will be offered 220 pence per share in cash plus equity ("Class B Ordinary Shares") in the new parent company of Canary Wharf ("NewCo"). The Class B Ordinary Shares offered for each Canary Wharf share are expected to be formally valued at 35 pence in the offer document. A mix and match facility will be made available.

The Class B Ordinary Shares will rank equally in all economic respects with the shares held by MSREF, but will have limited voting rights. The Class B Ordinary Shares will represent approximately 28 per cent. of NewCo's share capital. The Consortium intends to make an application to have the Class B Ordinary Shares admitted to the Alternative Investment Market to become effective at the time the proposed offer completes.

There can be no certainty that any offer will be forthcoming.

A further announcement will be made as soon as practicable.

Enquiries

Brunswick 020 7404 5959

James Bradley

Lazard 020 7187 2000

William Rucker

Maxwell James

Cazenove 020 7588 2828

Duncan Hunter

Richard Cotton

Lazard & Co., Limited ("Lazard") is acting for the Independent Committee of Canary Wharf and no one else in connection with the potential offer and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Lazard nor for providing advice in connection with the potential offer.

Cazenove & Co. Ltd ("Cazenove") is acting for the Independent Committee of Canary Wharf and no one else in connection with the potential offer and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Cazenove nor for providing advice in connection with the potential offer.

END

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Canary Wharf Group - Director Shareholding

RNS Number:7922R
Canary Wharf Group PLC
06 November 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

CANARY WHARF GROUP plc

2. Name of director(s)

(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As beneficiaries under an Employee Trust established for the benefit of all employees participating in the Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired

(i) 156

(ii) 156

by the named directors

8. Percentage of issued class£

i. 0.000027%
ii. 0.000027%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 1 pence each

12. Price per share

£2.4175

13. Date of transaction

5 November 2003

14. Date company informed

5 November 2003

15. Total holding following this notification

i. A. Peter Anderson 6,247
ii. George Iacobescu 806,652*

16. Total percentage holding of issued class following this notification £

i. A. Peter Anderson : 0.00107%
ii. George Iacobescu: 0.13789% *

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

£ Based on issued share capital of 585,008,225 shares of 1 pence each as at 5 November 2003.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries

Anna Marie Holland - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification

Anna Marie Holland

Assistant Company Secretary

Date of Notification

6 November 2003

END

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11 November 2003

CANARY WHARF GROUP PLC

OFFER UPDATE

The Independent Committee of Canary Wharf Group plc ("Canary Wharf") announced on 3 November 2003 that it had entered exclusive discussions with the consortium led by MSREF (as defined in that announcement) and Simon Glick with a view to recommending an offer comprising 220 pence in cash and AIM-listed equity which was expected to be valued at 35 pence. The Independent Committee was willing to recommend this offer on the basis that it believed, over time, the equity participation could enable shareholders to realise value in excess of the headline figure of 255 pence. The Independent Committee is concerned, however, that in the light of representations from certain shareholders, this proposed offer may not provide a sufficient degree of certainty, although discussions continue.

On 7 November 2003, Brascan Corporation ("Brascan") confirmed that it was considering making an offer for Canary Wharf. Subsequently, the Independent Committee received an improved proposed cash offer from Brascan, but at a level below 255 pence. The Independent Committee has decided not to recommend this offer and, as result, discussions with Brascan have ended.

In view of the above, there can be no certainty that a recommended offer will be forthcoming. A further announcement will be made shortly.

Enquiries

Brunswick James Bradley	020 7404 5959
Lazard William Rucker Maxwell James	020 7187 2000
Cazenove Duncan Hunter Richard Cotton	020 7588 2828

Lazard & Co., Limited ("Lazard") is acting for the Independent Committee of Canary Wharf and no one else in connection with potential offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Lazard nor for providing advice in connection with potential offers for Canary Wharf.

Cazenove & Co. Ltd ("Cazenove") is acting for the Independent Committee of Canary Wharf and no one else in connection with potential offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Cazenove nor for providing advice in connection with potential offers for Canary Wharf.

END

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RNS Number:9730R
Canary Wharf Group PLC
12 November 2003

CANARY WHARF GROUP PLC
OFFER UPDATE

The following statements have today been made at the Annual General Meeting of Canary Wharf Group plc

STATEMENT BY PAUL REICHMANN

The Committee of independent directors has decided that it is unable to recommend to shareholders acceptance of either of the indicative offers that have been put forward by MSREF and by Brascan. In the light of that decision, I am proposing to continue with the endeavours, which I have recently began, to form a consortium with a view to its making an offer to the shareholders of the company at a level in excess of that reflected in the offers received so far. I have therefore concluded that it would be appropriate and proper that, while remaining an executive director of the company, I should temporarily step aside from my duties as Chairman of the Board. I have asked Sir Martin Jacomb if he would be willing, for as long as it may take me to reach a final conclusion on whether or not I can assemble a consortium to put forward an offer acceptable to the Independent Committee, to assume the position of Chairman and I am pleased to say that he has agreed to do so. These arrangements take effect from the close of this annual general meeting.

Canary Wharf is Europe's premier business development. In my view, we have reached the point in the economic cycle where the prospects for the commercial property market are set to improve. I therefore remain highly confident that, whatever the outcome of the current discussions, shareholders are in a strong position from which to consider any proposal either from IPC or from the other potential bidding parties. I am confident of my ability to provide a choice to shareholders, but if no formal offer is forthcoming, CWG's prospects, and therefore those of its shareholders, remain strong.

STATEMENT BY SIR MARTIN JACOMB

As shareholders are by now aware, discussions with MSREF have been terminated. The Independent Committee was concerned that the proposal did not have a likelihood of success and thus there is no outstanding indicative offer for the Company.

The whole process of considering the indicative proposals which have been under consideration for some months, has been immensely time consuming and, incidentally, expensive. But now the management can concentrate exclusively on running the Company.

The Company will implement in an orderly way some asset disposals, while maintaining the integrity and overall control of the estate. In this way we shall be in a position to reduce overall leverage.

Enquiries

Brunswick James Bradley	020 7404 5959
Lazard William Rucker Maxwell James	020 7187 2000
Cazenove Duncan Hunter Richard Cotton	020 7588 2828

Lazard & Co., Limited ("Lazard") is acting for the Independent Committee of Canary Wharf and no one else in connection with potential offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Lazard nor for providing advice in connection with potential offers for Canary Wharf.

Cazenove & Co. Ltd ("Cazenove") is acting for the Independent Committee of Canary Wharf and no one else in connection with potential offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Cazenove nor for providing advice in connection with potential offers for Canary Wharf.

END
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Canary Wharf Group - Leases

RNS Number:9742R
Canary Wharf Group PLC
12 November 2003

12 November 2003

CANARY WHARF GROUP PLC

Further re: Leases of One Churchill Place to Barclays Bank plc and
25 Bank Street to Lehman Brothers

Canary Wharf Group plc ("Canary Wharf") announces that Barclays Bank plc ("Barclays") has served notice regarding their right to sub-let to the Group certain floors at One Churchill Place, their new Headquarter office currently under construction at Canary Wharf. Under the terms of the original agreement, Barclays committed to lease 650,000 sq ft initially in the one million sq ft building, with the flexibility to move into more space if required.

In addition to the 650,000 sq ft, Barclays will be taking one extra floor (floor 24) in the building, equivalent to approximately 33,300 sq ft. Of the remaining space, 2 floors (floors 22 and 23 - 65,300 sq ft) will be sub-let to Canary Wharf on a short-term basis (for either 5 or 5.5 years). Four floors (floors 18,19,20 and 21 -133,400 sq ft) will be sub-let on a long-term basis (15 years). Four floors (floors 14, 15, 16 and 17 -129,000 sq ft) will be sub-let on a medium-term basis (10 or 10.5 years).

Lehman Brothers has also served notice on their right to sub-let to the Group certain floors in their newly constructed Headquarter offices at 25 Bank Street, Canary Wharf (HQ2).

Further to its agreement to lease the entire building (1,000,000 sq ft) over a term of 30 years, Lehman Brothers have served notice to sublet back to the Group 8 floors in the building over differing time periods. These are floors 18-21 (102,000 sq ft) to be sub-let for a period of 10 years and floors 14-17 (100,800 sq ft) to be sub-let for a period of 5 years.

Following expiry of the sub-let periods, all space will revert back to the tenants, Barclays and Lehman Brothers respectively. In the meantime, Canary Wharf Group will seek tenants for the space.

- ends -

Enquiries:

Wendy Timmons
Canary Wharf Group plc
Tel: 020 7418 2000

END
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Canary Wharf Group - Holding(s) in Company

RNS Number:0066S
Canary Wharf Group PLC
12 November 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 11 November 2003 pursuant to Sections 198-202 of the Companies Act 1985, Canary Wharf Group plc ("the Company") was notified that Deutsche Bank AG and its subsidiary companies had a notifiable material interest in 22,600,239 ordinary shares of the Company (representing 3.86%* of the Company's issued share capital). It was further noted that part of this holding may relate to hedging arrangements for customer transactions.

Note:

*As at 11 November 2003, the Company had an issued share capital of 585,008,225.

Dated:

12 November 2003

Contact for queries:

Anna Marie Holland
020 7537 5396

Company official making announcement:

Anna Marie Holland
Assistant Company Secretary
Canary Wharf Group plc

END

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